UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (date of earliest event reported): August 26, 2014
First Business Financial Services, Inc.
(Exact name of registrant as specified in its charter)

Wisconsin	1-34095	39-1576570
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

401 Charmany Drive, Madison, Wisconsin 53719
(Address of principal executive offices) (Zip code)

(608) 238-8008
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
On August 26, 2014, First Business Financial Services, Inc. (the “Company”) entered into a Subordinated Note Purchase Agreement with three accredited investors under which the Company issued an aggregate of $15,000,000 of subordinated notes (the “Notes”) to the accredited investors. The Notes have a maturity date of September 1, 2024 and will bear interest at a fixed rate of 6.50% per annum for the first five years of the instrument. From and including September 1, 2019 to the maturity date, the interest rate shall reset quarterly to an interest rate per annum equal to the then-current three-month LIBOR rate plus 470 basis points, payable quarterly in arrears.

The Company may, at its option, beginning with the interest payment date of September 1, 2019 and on any interest payment date thereafter, redeem the Notes, in whole or in part at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to the date of redemption. Any partial redemption will be made pro rata among all of the holders. The Notes are not subject to repayment at the option of the holders.

The Company intends to pay approximately $13.5 million of the net proceeds as the cash portion of the merger consideration in the previously announced acquisition of Aslin Group, Inc. and its subsidiary, Alterra Bank. The Company also plans to retain a portion of the net proceeds to increase its regulatory capital and for general corporate purposes.

The Notes were offered and sold in reliance on the exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D thereunder. Accordingly, the Notes were offered and sold exclusively to persons who are “accredited investors” within the meaning of Rule 501(a) of Regulation D.

This description of the Notes does not purport to be complete and is qualified in its entirety by reference to the form of Fixed-to-Floating Rate Subordinated Note which is attached as Exhibit 4.1 hereto and is incorporated herein by reference.

Sandler O'Neill + Partners, L.P. acted as placement agent in connection with this transaction.

Item 8.01. Other Events.

The information set forth in Item 2.03 above, including the form of Fixed-to-Floating Rate Subordinated Note attached as Exhibit 4.1 and form of the Subordinated Note Purchase Agreement attached as Exhibit 99.1, is incorporated by reference into this Item 8.01.

Item 9.01. Financial Statements and Exhibits.

(a)    Not applicable

(b)    Not applicable

(c)    Not applicable

(d)    Exhibits.

(4.1)     Form of Fixed-to-Floating Rate Subordinated Note due September 1, 2024

(99.1)    Form of Subordinated Note Purchase Agreement

Additional Information
Communications in this current report on Form 8-K do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. The proposed merger with Aslin Group, Inc. and issuance of First Business common stock in connection with the proposed merger will be submitted to Aslin Group’s stockholders for their consideration and approval. First Business has filed with the SEC a registration statement on Form S-4 that includes a proxy statement to be used by Aslin Group to solicit the required approval of their stockholders in connection with the proposed merger and constitutes a prospectus of First Business. First Business may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF ASLIN GROUP ARE URGED TO CAREFULLY READ

THE PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN AND WILL BE FILED WITH THE SEC AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the proxy statement and prospectus and other documents containing important information about First Business and Aslin Group through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by First Business will be available free of charge on First Business’ website at www.firstbusiness.com/investor-relations/.
First Business and Aslin Group, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Aslin Group in connection with the proposed transaction. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 26, 2014		FIRST BUSINESS FINANCIAL SERVICES, INC.

	By:	/s/ James F. Ropella
James F. Ropella
Senior Vice President and Chief Financial Officer

FIRST BUSINESS FINANCIAL SERVICES, INC.
Exhibit Index to Current Report on Form 8-K

Exhibit Number

4.1	Form of Fixed-to-Floating Rate Subordinated Note due September 1, 2024

99.1	Form of Subordinated Note Purchase Agreement